SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2005
                          ------------------------------------------------------

                                                         OR

[  ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
     ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                     Commission File Number 000-25233

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Provident Bank 401(k) Plan

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Provident New York Bancorp
                               400 Rella Boulevard
                           Montebello, New York 10901

Berard & Donahue
Certified Public Accountants, PC                       Donalee R. Berard, C.P.A.
                                                       John T. Donahue, C.P.A.




           CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
           --------------------------------------------------------




To the Board of Trustees
Provident Bank 401(k) Plan
Montebello, New York 10901

We consent to the incorporation by reference in the registration statement on Form S-8 of Provident Bank of our report dated June 20, 2006 with respect to the statements of net assets available for plan benefits of Provident Bank 401(k) Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules, which report appears in the December 31, 2005 Annual report on Form 11-K of the Provident Bank 401(k) Plan.



/s/ Berard & Donahue, CPA'S PC
Berard & Donahue, CPA's PC
Suffern, New York
July 13, 2006

                                 PROVIDENT BANK

                                   401(k) PLAN

                              FINANCIAL STATEMENTS

                          AND SUPPLEMENTAL INFORMATION

                     YEARS ENDED DECEMBER 31, 2005 AND 2004

                           PROVIDENT BANK 401(k) PLAN
                     YEARS ENDED DECEMBER 31, 2005 AND 2004





                                    CONTENTS

                                                                           Page

Report of Independent Registered Public Accounting Firm                      1

Statement of Net Assets Available for Plan Benefits                          2

Statement of Changes in Net Assets Available for Plan Benefits               3

Notes to Financial Statements                                            4 - 8

Supplemental Information:

         Independent Auditor's Report on Supplemental Information           10

         Schedule of Assets Held for Investment Purposes                    11

         Schedule of Reportable Transactions                                12

         Loans to Participants                                              13

Berard & Donahue
Certified Public Accountants, PC                       Donalee R. Berard, C.P.A.
                                                       John T. Donahue, C.P.A.


             Report of Independent Registered Public Accounting Firm


To Participants and Administrator of the Provident Bank 401(k) Plan
Montebello, New York

We have audited the accompanying statement of net assets available for plan benefits of the Provident Bank, 401(k) Plan as of December 31, 2005, and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The prior year summarized comparative information has been derived from the Plan's 2004 financial statements and, in our report dated February 28, 2005; we expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Provident Bank, 401(k) Plan as of December 31, 2005 and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.


/s/ Berard & Donahue CPA's PC
------------------------------
Suffern, New York
June 20, 2006

                                        PROVIDENT BANK 401(k) PLAN
                           STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                        DECEMBER 31, 2005 AND 2004




                                                                         2005                  2004
                                                                   ------------------   -------------------
ASSETS

     Deposits with investment fund companies                            $ 14,958,548           $14,445,655
     Loans receivable - participants                                         134,245               112,161
                                                                   ------------------   -------------------
     TOTAL ASSETS                                                         15,092,793            14,557,816
                                                                   ------------------   -------------------
LIABILITIES                                                                        -                     -
                                                                   ------------------   -------------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                  $ 15,092,793           $14,557,816
                                                                   ==================   ===================


                       See notes to financial statements.

                           PROVIDENT BANK 401(k) PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                                        2005                   2004
ADDITIONS:                                                                        ------------           ------------
    Investment income:
      Net appreciation(depreciation) in fair value of investments                 $ (1,288,568)           $ 2,485,271
      Interest on participant loans                                                     14,647                 11,518
                                                                                  ------------           ------------
                      Total investment income                                       (1,273,921)             2,496,789
                                                                                  ------------           ------------
    Contributions:
      Employer                                                                         380,801                355,640
      Employee                                                                       1,981,577                967,696
                                                                                  ------------           ------------
                      Total contributions                                            2,362,378              1,323,336
                                                                                  ------------           ------------
                                                            TOTAL ADDITIONS          1,088,457              3,820,125
                                                                                  ------------           ------------
DEDUCTIONS:
    Distributions                                                                      553,480                598,056
                                                                                  ------------           ------------
                                                           TOTAL DEDUCTIONS            553,480                598,056
                                                                                  ------------           ------------
                                                               NET INCREASE            534,977              3,222,069
  NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                                               14,557,816             11,335,747
                                                                                  ------------           ------------
                                                                END OF YEAR       $ 15,092,793           $ 14,557,816
                                                                                  ============           ============

                       See notes to financial statements.
                                       -3-

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2005 AND 2004

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Provident Bank, 401(k) Plan (the "Plan") are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The investment income, capital gains and losses (realized and unrealized), and any expenses incurred in conjunction with the investments are reflected in the statement of changes in net assets available for Plan benefits as net appreciation in the fair value of investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2.   DESCRIPTION OF THE PLAN

The following description of the Provident Bank, 401 (k) Plan has been extracted from the Plan agreement and provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Plan, which was established by Provident Bank, ("Employer") on August 1, 1991, is a defined contribution plan, which covers all eligible employees who have elected to participate. All employees are eligible to participate in the Plan after completion of six months of service. The Employer shall give each prospective eligible employee written notice of eligibility to participate in the Plan prior to the close of the Plan year in which the employee first becomes eligible. Provident employees who are current participants in the Warwick Savings Bank Savings and Investment Plan ( 401(k) Plan) are not also eligible to participate in the Provident Bank 401(k) Plan.

For each Plan year, the employer shall contribute to the Plan:

     (a) The amount of the total salary reduction of all Participants made pursuant to Section 4.1 (a), which amount shall be deemed an Employee's elective contribution.

     (b) On behalf of each participant who is eligible to share in matching contributions for the Plan year, the Bank may make a discretionary matching contribution to the Plan on behalf of each participant. The amount of matching contribution will be a percentage of the pre-tax contributions to the Plan, up to a maximum of 3%, of the compensation the participant elects to defer for the Plan year. The matching contribution percentage is determined by the Bank, in its sole discretion. The Bank may modify this percentage, as it deems necessary.

                              PROVIDENT BANK 401(k)
                       PLAN NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2005 AND 2004


2.   DESCRIPTION OF THE PLAN (Cont'd)


     (c) Each participant may elect to defer from 1% to 50% of his/her compensation which would have been received in the Plan year, but not for deferral election. A deferral election (or modification in an earlier election) may not be made with respect to compensation which is currently available on or before the date the participant executed such election or, if later, the latest of the date the Employer adopts this cash or deferred arrangement, or the date such arrangement first became effective.

The amount by which compensation is reduced shall be that participant's deferred compensation, to be treated as an employee contribution and allocated to that participant's elective account.

For  year  ending  December  31,  2005,  the  discretionary   matching  employer
contribution was 50% of employee deferral, to a maximum of 3% match. The match was paid in cash and invested per employee direction.

The total deferral in any taxable year may not exceed a dollar limit, which is set by law. The limit was $14,000 in 2005 and $13,000 in 2004. Individuals age 50 or over were allowed to make additional contributions of $4,000 and $3,000 in 2005 and 2004, respectively. Annual compensation limit was $210,000 and $205,000 for 2005 and 2004, respectively.

A participant has, at all times, a vested and nonforfeitable right to the entire balance in his/her elective account, and will have a 100% vested interest in the Employer's matching contributions following the completion of four full years of service with the Employer, upon attainment of age 65, or upon death or permanent and total disability.

Participants who have completed less than four years are entitled to a percentage of the Employer's contributions on the basis of full years of service in accordance with the following schedule:

            Years of                           Vested
            Services                         Percentage
            --------                         ----------

          Less than 2                             0%
       2 but less than 3                         50%
       3 but less than 4                         75%
           4 or more                            100%

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2005 AND 2004


2.   DESCRIPTION OF THE PLAN (Cont'd)


Each participant shall direct the trustee as to the investment of the entire interest in his/her aggregate account. The administrator shall provide pooled and/or mutual funds for such investments and establish procedures to be applied in a uniform nondiscriminatory manner for participants to direct the trustee in writing to invest their aggregate account. The aggregate account of each participant so directed will be considered a directed investment account.

A separate directed investment account shall be established for each participant. The directed investment account shall be charged or credited as appropriate with the net earnings, gains, losses and expenses, as well as any appreciation or reduction in fair value during each Plan year attributable to such account.

In determining the fair value of securities held in the trust fund, which are listed on a registered stock exchange, the administrator shall direct the trustee to value the same at the prices they were last traded on such exchange preceding the close of business on the "valuation date." If such securities were not traded on the "valuation date," or if the exchange on which they are traded was not open for business on the "valuation date," then the securities shall be valued at the prices at which they were last traded prior to the "valuation date." Any unlisted security held in the trust fund shall be valued at its bid price next preceding the close of business on the "valuation date," which bid shall be obtained from a registered broker or an investment banker. In determining the fair value of assets other than securities for which trading or bid prices can be obtained, the trustee may appraise such assets itself, or at its discretion, employ one or more appraisers for that purpose and rely on the values established by such appraiser or appraisers.

Normal retirement date - the first day of the month coinciding with or the next following the participant's normal retirement age (65th birthday). A participant shall become fully vested in his/her account upon attaining his/her normal retirement age.

Early retirement date - this Plan does not provide for a retirement date prior to normal retirement date.

Upon termination of service, at the election of the terminated employee, the administrator will direct the trustee to distribute the vested benefit due. If the vested benefit exceeds $5,000, the participant must submit a written consent before any distribution is made. There is no need for consent for distributions amounting to $5,000 or less. The Plan was amended prior to December 31, 2005 to comply with regulatory requirements. Lump sums of $5,000 or less are allowed. However, employer mandated lump sum distributions are restricted to $1,000 or less.

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2005 AND 2004

3.   TRANSACTIONS WITH RELATED PARTIES

The Plan has a non-interest bearing checking account with the Employer. Accounting fees and other administrative services are paid for by the Plan Trust. Sixty-one percent of total assets available for plan benefits are held in Provident New York Bancorp Common Stock.

4.   DEPOSITS WITH INVESTMENT COMPANIES AND CUSTODIAN

As of December 31, 2005 the plan's deposits represent investments in various cash, money market funds, mutual funds, stocks and bonds held in an account with Mid Atlantic Trust Company. Northeast Retirement Services is the plan's record keeper. Effective November 14, 2005 SunGard/Mid Atlantic Trust Company, a division of Counsel Trust Company became the Custodian. Circle Trust Company was the previous Custodian. As of December 31, 2004, investments representing 5% or more of net assets available for benefits were:


                                               Beg. of year      End of year
                                              Current Value     Current Value
  Provident Bancorp, Inc. Common Stock
           (Delaware Corporation)              $10,261,926        $        -
  Provident New York Bancorp Common Stock                -         9,215,139
  Federated Cash Trust                             916,818           954,780
  Neuberger Berman Genesis Fund                    615,599         1,197,894

Contributions for participants are maintained in individual accounts. The accounts are credited for actual earnings on investments and charged for Plan withdrawals. The accounts are also adjusted for any change in fair value in the investments. All investments are participant-directed except for Participant Loan Receivables.

5.   INCOME TAX STATUS

The  Internal  Revenue  Service has  determined  that the Plan  qualifies  under
Section 401 (a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws.

6.   TERMINATION

The Employer has the right to terminate the Plan at any time. Upon termination, all amounts credited to the participants' accounts become 100% vested. A complete discontinuance of contributions by the Employer will constitute a termination.

                           PROVIDENT BANK 401(k) PLAN
                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2005 AND 2004


7.   INVESTMENT INCOME

Investment Income consists of:
                                               2005                2004
                                               ----                ----
           Realized gains              $    359,088           $   207,087
           Unrealized gains/losses       (2,032,209)            2,064,772
           Dividend income                  384,553               213,412
                                           ---------          -----------
                                        $(1,288,568)          $ 2,485,271
                                        ============          ===========

8.   FORM 5500

IRS Form 5500, schedule H was reconciled to the audited financial statements as prepared.

9.   SUBSEQUENT EVENTS

A Plan redesign and restatement to merge Provident's two 401(k) Plans ( Provident Bank 401(k) Plan and The Warwick Savings Bank Savings and Investment Plan (401(k) Plan )) under one plan document with provisions applicable to the participant's of both Provident and Warwick 401(k) Plans is expected during 2006.

                           PROVIDENT BANK 401(k) PLAN

                            SUPPLEMENTAL INFORMATION

                          YEAR ENDED DECEMBER 31, 2005

Berard & Donahue
Certified Public Accountants, PC                       Donalee R. Berard, C.P.A.
                                                       John T. Donahue, C.P.A.


            Independent Auditor's Report on Supplemental Information


Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information on pages 11-13, together referred to as "supplemental information" are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


/s/ Berard & Donahue CPA's PC
-----------------------------
Suffern, New York
June 20, 2006

                           PROVIDENT BANK 401(K) PLAN
                     SCHEDULE OF ASSETS HELD FOR INVESTMENT
                          YEAR ENDED DECEMEBR 31, 2005

                                                                                        Beg. of Year         End of Year
                                                                                           Current             Current
                                                                                            Value               Value
                                                                                      ------------------   -----------------
Investments held by Mid Atlantic Trust Co.:
     Uninvested Cash:
        Mid Atlantic Cash Account                                                               $ 877            $ 17,640

     Money Market Funds:
        Cash Trust Prime - Money Market                                                       916,818             954,780 (1)
        AIM Short Term Liquid Asset - Money Market                                                  -               1,345

     Mutual Funds:
        American Century Equity Income                                                        316,863             420,532
        American Century International Growth                                                 221,387             380,611
        American Century Strategic Allocation                                                 449,374             583,502
        American Century Ultra                                                                 85,791              93,195
        Federated Max - Cap Index                                                              43,871             117,613
        Fidelity Advisor Equity Income                                                        343,425             496,575
        Fidelity Advisor Growth and Income                                                    115,150             159,548
        Fidelity Advisor Mid Cap                                                              493,711             676,222
        Neuberger & Berman Genesis Assets                                                     651,599           1,197,894 (1)
        Wright Current Income                                                                 157,148             219,107

     Stock:
        Provident Bancorp, Inc. Common Stock - (Delaware Corp.)                            10,261,926                   - (1), (2)
        Provident New York Bancorp Common Stock - (Delaware Corp.)                                  -           9,215,139 (1), (2)
        (On June 29, 2005, Provident Bancorp, Inc. changed its name to Provident New York Bancorp)

     Bonds:
        Wright Total Return Bond                                                              387,715             424,845
                                                                                    ------------------   -----------------
                                                              Total Investments            14,445,655          14,958,548
Receivables: Participant Loans                                                                112,161             134,245  (3)
                                                                                    ------------------   -----------------
                                      Total Assets Held For Investment Purposes           $14,557,816        $ 15,092,793
                                                                                    ==================   =================


(1)   Denotes 5% or greater of total assets available for plan benefits.
(2)   Party-in-interest
(3)   Nonparticpant-directed investment


                       See notes to financial statements.

                           PROVIDENT BANK 401 (k) PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 2005



PLAN TRANSACTIONS IN EXCESS OF 5%

                                                                  Current
                            Date               Cost                Value
                        -------------    -----------------    -----------------

  None                       -                        $ -                  $ -



                                         -----------------    -----------------

                                                      $ -                  $ -
                                         =================    =================


                       See notes to financial statements.
                                      -12-

                           PROVIDENT BANK 401(k) PLAN
                              LOANS TO PARTICIPANTS
                                DECEMBER 31, 2005


Provident Bank 401(k) Participant Loan balance as of December 31, 2005 was:


                                                                Principal
                                           Interest              Balance
                                             Rate               12/31/05
                                                               ---------

        Participant Loans                   9.75%              $ 134,245   *
                                                               =========







                        See notes to financial statements.
                                      -13-

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         PROVIDENT BANK 401(k) PLAN




Date:  July 12, 2006                     By:  /s/ Paul Maisch
                                             ----------------------------------
                                         Name:  Paul Maisch
                                         Title: Executive Vice President
                                                and Chief Financial Officer